EXHIBIT 1

ecruiter
E-Cruiter.com Inc.


            E-CRUITER.COM ANNOUNCES FIRST QUARTER FISCAL 2002 RESULTS

         Leading provider of Human Capital Management Solutions reports continued strong revenue growth

OTTAWA, CANADA, OCTOBER 30, 2001 - E-CRUITER.COM INC. (NASDAQ: ECRU) -- a leading provider of Human Capital Management (HCM) Web-enabled solutions and professional services -- today announced its financial results for the three months ended August 31, 2001. The first quarter results include the full three months of E-Cruiter.com's results and the results of Paula Allen Holdings Inc., OMNIpartners Inc., and RezLogic Inc. from the dates of acquisition, which were July 28, 2001 for Paula Allen Holdings and OMNIpartners, and August 1, 2001 for RezLogic. All figures are in U.S. dollars.

Revenue for the first quarter increased 347% to $1,849,279, compared with $532,382 for the first quarter last year. On an EBITDA basis, the loss for the period was $463,934, or $0.05 per share compared with a loss of $1,233,529, or $0.16 per share for the same period last year. Net loss for the first quarter 2002 was $734,590, or $0.08 per share. This compares with a net loss of $1,231,965, or $0.16 per share, for the quarter ended August 31, 2000.

Pro-forma revenues for the three months ended August 31, 2001 would have been $4,128,394. On a pro-forma basis, first quarter operating loss would have been $1,073,329 and net loss was $1,042,906.

"Our first quarter was highlighted by strong top-line growth and the strategic acquisition of RezLogic, which has significantly strengthened our technology platform to complement our core services base," said MICHAEL MULLARKEY, CHAIRMAN AND CEO, E-CRUITER.COM. "Overall, the outlook for fiscal 2002 remains positive. We expect the current slowdown in the employment sector to continue. However, the expansion of our outplacement services, highlighted by the opening of six new locations in the past six months, and the strategic combination of outplacement and recruiting services into one company and platform, will help to offset the employment slowdown.

FIRST QUARTER HIGHLIGHTS:
-------------------------

o Acquired Colorado-based RezLogic, Inc. and the technology of Florida-based ResumeXPRESS, extending E-Cruiter.com's HCM technology platform and the customer value of its service offerings.

o        Released E-Cruiter(TM)Version 3.2

o        Joined Headhunter.net's Certified Partner Program

                                                                       more...

"Our industry continues to consolidate rapidly and in the current environment, there are excellent opportunities for E-Cruiter.com to gain market share and build on its hire-to-retire services suite for the human capital marketplace," stated ART HALLORAN, PRESIDENT & COO. "We will continue to pursue acquisitions aggressively and at the same time, focus on driving revenue synergies and cost savings from recent acquisitions. This will allow us to leverage the strength of the entire product portfolio to meet the needs of the market. "

Subsequent to the end of its first quarter, the company has had several significant announcements:

o     Signed a definitive agreement to acquire Connecticut-based
      6FigureJobs.com, Inc., which significantly enhanced E-Cruiter.com's existing executive career transition services.

o Formed a strategic partnership with Zivex Technology Solutions for Microsoft.NET platform to create leading aggregation platform for human capital management business services.

o Signed a reciprocal marketing agreement with TMP Worldwide Inc., the world's leading supplier of recruitment solutions and services, including the pre-eminent Internet career portal, Monster.com(R), under which the companies have agreed to augment product offerings and refer growth opportunities.


ABOUT E-CRUITER.COM INC.
------------------------

E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. E-Cruiter.com offers a full-range of HCM products and services through its 21 offices and 250 human resource professionals across North America. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., Watson Wyatt Worldwide and Sony Music Canada to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.


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
FOR MORE INFORMATION
--------------------

MEDIA CONTACTS:

Maggie O'Lett-Patterson
High Road Communications
A Fleishman-Hillard Company
Tel: 613-236-0909 ext. 314
E-mail: molett@highroad.com


INVESTOR RELATIONS CONTACTS:

Paul Haggard
E-Cruiter.com
Tel: 954-748-9800
Email: paul.haggard@ecruiter.com

Craig Armitage
Fleishman-Hillard
Tel: 416-214-0701 ext. 322
E-mail: armitagc@fleishman.com












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
E-CRUITER.COM INC.
UNAUDITED CONSOLIDATED BALANCE SHEET
(UNITED STATES DOLLARS)

---------------------------------------------------------------------------------------------------------------------------

                                                                       AUGUST 31, 2001                  MAY 31, 2001
---------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
         Cash and cash equivalents                                            $    228,273                     $    65,483
         Short term investments                                                  1,928,233                       3,518,962
         Accounts receivable, net of allowance for doubtful
            accounts of $37,745 (May 31, 2001 - $13,142)                         1,217,219                         319,405
         Prepaid expenses                                                          425,757                         268,719
         Future tax asset                                                          345,470                               -
         Other receivables                                                          92,807                         161,520
                                                                   ------------------------        ------------------------
                                                                                 4,237,758                       4,334,089

CAPITAL ASSETS                                                                   1,826,719                       1,036,641
DEFERRED COSTS                                                                      11,950                          17,993
ACQUIRED INTANGIBLE ASSETS                                                       2,727,967                               -
GOODWILL                                                                         8,298,795                               -
                                                                   --------------------------------------------------------

                                                                              $ 17,103,190                     $ 5,388,723
                                                                   ========================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable                                                      $ 1,299,899                       $ 318,889
         Accrued liabilities                                                       567,169                         350,578
         Line of credit                                                            554,501                               -
         Accrued compensation                                                      510,248                         204,049
         Current portion of long-term obligations                                  365,518                          52,462
         Future income tax liability                                               596,462
         Deferred revenue                                                          339,149                         224,291
                                                                   --------------------------------------------------------

                                                                                 4,232,946                       1,150,269
LONG TERM OBLIGATIONS                                                            1,460,910                         196,397
                                                                   --------------------------------------------------------
                                                                                 5,693,856                       1,346,666
                                                                   --------------------------------------------------------

SHAREHOLDERS' EQUITY
CAPITAL STOCK
         Issued and outstanding - 12,657,807 common
            shares (May 31, 2001 - 7,712,262)                                   25,246,220                      16,946,220
         Cumulative translation adjustment                                         (23,133)                              -
         Accumulated deficit                                                   (13,813,753)                    (12,904,163)
                                                                   --------------------------------------------------------

                                                                                11,409,334                       4,042,057
                                                                   --------------------------------------------------------
                                                                              $ 17,103,190                     $ 5,388,723
                                                                   ========================================================

The accompanying notes are an integral part of these financial statements.


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
E-CRUITER.COM INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNITED STATES DOLLARS)

-------------------------------------------------------------------------------------------------------------
                                                       THREE MONTHS                      THREE MONTHS
                                                           ENDED                            ENDED
                                                      AUGUST 31, 2001                   AUGUST 31, 2000
-------------------------------------------------------------------------------------------------------------
REVENUE                                                        $ 1,849,279                         $ 532,382

COST OF REVENUES                                                   610,095                           433,167
                                                 ------------------------------------------------------------

GROSS PROFIT                                                     1,239,184                            99,215
                                                 ------------------------------------------------------------

EXPENSES
       Selling and marketing                                     1,064,620                           605,697
       General and administrative                                  520,759                           242,800
       Research and development                                    377,454                           597,380
       Amortization of intangible assets                           180,343                                 -
                                                 ------------------------------------------------------------
                                                                 2,143,176                         1,445,877
                                                 ------------------------------------------------------------

OPERATING LOSS                                                    (903,992)                       (1,346,662)

OTHER INCOME AND EXPENSES
       Provision for future income taxes                           146,539                                 -
       Interest and other income                                    62,464                           132,274
       Interest and other expense                                  (39,601)                          (17,577)
                                                 ------------------------------------------------------------
                                                                   169,402                           114,697
                                                 ------------------------------------------------------------

NET LOSS FOR THE PERIOD                                         $ (734,590)                     $ (1,231,965)
                                                 ============================================================

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING DURING THE PERIOD                             9,559,819                         7,706,178
                                                 ============================================================

BASIC AND FULLY DILUTED NET LOSS PER SHARE                      $    (0.08)                     $      (0.16)
                                                 ============================================================

The accompanying notes are an integral part of these financial statements.


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
E-CRUITER.COM INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
(UNITED STATES DOLLARS)

                                                                          THREE MONTHS              THREE MONTHS
                                                                              ENDED                      ENDED
                                                                            AUGUST 31,                AUGUST 31,
                                                                               2001                      2000
                                                                   -------------------------------------------------
CASH FLOWS FROM (USED IN)

OPERATING ACTIVITIES
   Net loss for the period                                                     $ (734,590)             $ (1,203,881)
   Items not involving cash -
     Amortization and depreciation                                                133,734                   110,554
     Amortization of intangible assets                                            166,805                         -
     Amortization of lease inducement                                              (4,100)                        -
     Non-cash loss on investments                                                  18,999                         -
     Non-cash adjustment to deferred tax asset                                     73,000                         -
     Non-cash compensation expense included in results                            150,000                         -
     Amortization of other long term assets                                         9,094                     9,145
   Change in operating components of working capital                             (209,745)                 (147,443)
                                                                   -------------------------------------------------
                                                                                 (396,803)               (1,231,625)
                                                                   -------------------------------------------------
INVESTING ACTIVITIES
   Acquisition of capital assets                                                  (25,577)                 (121,598)
   Acquisition of intangible assets                                              (611,809)                        -
   Sale of short term investments                                               2,319,105                 1,175,341
                                                                   -------------------------------------------------
                                                                                1,681,719                 1,053,743
                                                                   -------------------------------------------------
FINANCING ACTIVITIES
   Issuance of shares for cash in acquisitions                                     52,130                         -
   Pre-acquisition advances to related parties                                 (1,150,027)
   Proceeds from exercise of options                                                    -                    12,200
   Repayment of bank debt                                                        (196,917)                  (15,693)
   Proceeds from bank financing                                                   193,000                   105,722
   Capital lease repayments                                                       (19,951)                   (7,282)
                                                                   -------------------------------------------------
                                                                               (1,121,765)                   94,947
                                                                   -------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES                                                       163                         -
                                                                   -------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS FOR THE PERIOD                                                        163,314                   (82,935)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                                 64,959                   163,207

                                                                   -------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                                    $ 228,273                  $ 80,272
                                                                   =================================================

The accompanying notes are an integral part of these financial statements.

   Supplemental information
   Pre-acquisitions to related parties prior to start of period                   125,000


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
 E-CRUITER.COM INC.
 UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 FOR THE THREE MONTHS ENDING AUGUST 31, 2001
(UNITED STATES DOLLARS)

                                         NUMBER OF                                              CUMULATIVE           TOTAL
                                          COMMON             COMMON          ACCUMULATED        TRANSLATION      SHAREHOLDERS'
                                          SHARES             SHARES            DEFICIT          ADJUSTMENT           EQUITY
                                     -----------------------------------------------------------------------------------------

 Balance at May 31, 2001                  7,712,262      $ 16,946,220      $ (13,079,163)               $ -       $ 3,867,057

 Issuance of shares for acquisitions      4,945,545         8,300,000                  -                  -         8,300,000
 Cumulative translation adjustment                -                 -                  -            (23,133)          (23,133)
 Net loss for the period                          -                 -           (734,590)                 -          (734,590)
                                     -----------------------------------------------------------------------------------------

 Balance at August 31, 2001              12,657,807      $ 25,246,220      $ (13,813,753)         $ (23,133)     $ 11,409,334
                                     =========================================================================================



FOR THE THREE MONTHS
ENDING AUGUST 31, 2000
                                         NUMBER OF                                              CUMULATIVE           TOTAL
                                          COMMON             COMMON          ACCUMULATED        TRANSLATION       SHAREHOLDERS
                                          SHARES             SHARES            DEFICIT          ADJUSTMENT           EQUITY
                                     -----------------------------------------------------------------------------------------


 Balance at May 31, 2000                  7,701,625      $ 16,930,321       $ (7,939,966)               $ -       $ 8,990,355
 Issuance of shares for
  exercise of options                         8,027            12,001                  -                  -            12,001
 Net loss for the period                          -                 -         (1,184,317)                 -        (1,184,317)
                                     -----------------------------------------------------------------------------------------

 Balance at August 31, 2000               7,709,652      $ 16,942,322       $ (9,124,283)               $ -       $ 7,818,039
                                     =========================================================================================



The accompanying notes are an integral part of these financial statements.






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